May 20, 2026

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MX2 LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MX2 LLC ("MX2"), and in connection with the MX2 Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit J (updated to provide the current directors and committee members of MX2 LLC. This Exhibit J corrects the Exhibit J provided in the MX2 Form 1 Amendment dated May 1, 2026 and filed with the Commission)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit J to MX2's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 05/20/26

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MX2 LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
525 Washington Blvd., Suite 300, Jersey City, NJ 07310

26000210

3. Provide the applicant's mailing address (if different):
382 NE 191st Street, Suite 92178
Miami, FL 33179

4. Provide the applicant's business telephone and facsimile number:
833-415-6300
(Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Jonathan Kellner | Chief Executive Officer | 551-370-1001
(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Anders Franzon
MX2 LLC, 382 NE 191st Street, Suite 92178
Miami, FL 33179

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 06/01/23 (b) State/Country of formation: Delaware/United States

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/20/26 MX2 LLC
(MM/DD/YY) (Name of applicant)

By: [signature] Anders Franzon, General Counsel
(Signature) (Printed Name and Title)

Subscribed and sworn before me this 20 day of May, 2026 by [signature]
(Month) (Year) (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Expires 12/01/2027

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MX2 LLC
Date of Filing/Accurate as of: May 20, 2026

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Directors of MX2 LLC

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);
>
> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;
>
> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and
>
> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

Prior to the commencement of the operations of the Exchange, MEMX Holdings LLC will elect directors in accordance with the MX2 Amended and Restated LLC Agreement and the MEMX Holdings LLC Amended and Restated LLC Agreement, to serve as initial directors of the Exchange. The procedures outlined in Section 7.4 of the MX2 Amended and Restated Limited Liability Company Agreement shall be followed in order to elect Member Representative Directors..The Nominating Committee shall nominate those persons whose names have been approved and submitted by the Member Nominating Committee as Member Representative Directors pursuant to the provisions of Section 7.4 of the MX2 LLC Amended and Restated

MX2 LLC
Date of Filing/Accurate as of: May 20, 2026

Limited Liability Company Agreement. The following persons listed below are the initial directors of MX2 LLC.

Name	Classification	Commencement Date	Title/Business
Tommy Martin	Member Representative	January 16, 2026	Chief Strategy Officer, DASH Financial Technologies
Erica Attonito	Member Representative	April 28, 2025	Head of Sales, Business Development, Hudson River Trading
Andrew Smith	Industry/ Investor	April 30, 2026	SVP, Global Business Development and Corporate Strategy, Virtu Financial
Barry Hochhauser	Non-Industry/ Independent	April 28, 2025	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Jonathan Kellner	Industry/ CEO	April 28, 2025	CEO, MX2 LLC
Deana Korby	Non-Industry/ Independent	April 28, 2025	Vice President Finance, Investor Relations, IBM Corporation
Faris Matalka	Industry/ Investor	April 28, 2025	Managing Director, Trading Operations, Charles Schwab & Co.
Montes Piard	Non-Industry/ Independent	April 28, 2025	Fund Chief Financial Officer, The Vistria Group
Hal Scott	Non-Industry/ Independent	April 28, 2025	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	April 28, 2025	Retired; Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MX2 LLC but no longer serve on the Board:

Name	Classification	Commencement Date - Termination Date	Title/Business

MX2 LLC
Date of Filing/Accurate as of: May 20, 2026

Arianne Adams	Member Representative	April 28, 2025 – July 17, 2025	Chief Strategy Officer, Webull Financial
Matthew Brennan	Industry/Investor	April 28, 2025 – December 3, 2025	Head of U.S. ETF Secondary Market Trading, BlackRock

Officers of MX2 LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	May 5, 2025	
Chief Compliance Officer	Lauren Strathman	May 5, 2025	
Chief Financial Officer	Ishaan Acharya	July 7, 2025	
Chief Information Officer	Dominick Paniscotti	May 5, 2025	
Chief Operating Officer	Quito Zuba	May 5, 2025	
Chief Regulatory Officer	Adam Schwartz	May 5, 2025	
Chief Risk Officer	Crystal Reilly	May 5, 2025	
Chief Technology Officer	Rich Gomez	February 11, 2026	
Chief People Officer	Kerry Katz	May 5, 2025	
General Counsel and Secretary	Anders Franzon	May 5, 2025	
Chief Information Security Officer	Jamie Voto	May 5, 2025	

Committees of MX2 LLC

The Exchange's current committees are listed below.

Appeals Committee of MX2 LLC

MX2 LLC
Date of Filing/Accurate as of: May 20, 2026

Name	Classification	Commencement Date	Title/Business
Tommy Martin	Member Representative	January 16, 2026	Chief Strategy Officer, DASH Financial Technologies
Deana Korby	Non-Industry/ Independent	May 5, 2025	Vice President Finance, Investor Relations, IBM Corporation
Barry Hochhauser	Non-Industry/ Independent	May 5, 2025	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 5, 2025	Managing Director, Equities Prime Services / Correspondent Clearing, Oppenheimer & Co. Inc.
Barry Hochhauser	Non-Industry/ Independent	March 11, 2026	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Kenneth Grossfield	Non-Industry/ Independent	May 5, 2025	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business
Michael Kamph	Member Representative	June 12, 2025	Managing Director, Head of Broker Dealer and Options Execution, Instinet
Brian Suth	Member Representative	May 5, 2025	Head of Electronic Trading, Evercore

Matthew Healey	Member Representative	May 5, 2025	Head of Equities, Webull Financial

Regulatory Oversight Committee

Name	**Classification**	**Commencement Date**	**Title/Business**
Montes Piard	Non-Industry/ Independent	May 5, 2025	Fund Chief Financial Officer, The Vistria Group
Amy Wong	Non-Industry/ Independent	May 5, 2025	Retired; Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	May 5, 2025	Emeritus Nomura Professor of International Financial Systems, Harvard Law School